UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 31, 2024

(Date of Report (Date of earliest event reported))

YS RE RAF I LLC

(Exact name of registrant as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

300 Park Avenue, 15th Floor
New York, NY	10022
(Address of principal executive offices)	(ZIP Code)

(844) 943-5378

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of December 31, 2024

As of December 31, 2024, our net asset value (“NAV”) per common share is $6.45. This NAV per common share shall be effective until updated by us on or about March 31, 2025 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2024 [1]	September 30, 2024 [1]
ASSETS
Investments in Real Estate at Fair Value (original cost $31,801,887 and $36,652,269 respectively)	$24,488,183	$25,503,734
Cash and Cash Equivalents	536,778	658,071
Accounts Receivable	63,772	64,541
Total Assets	$25,088,733	$26,226,346
LIABILITIES AND MEMBERS' EQUITY
Accrued Expenses	$191,374	$234,549
Payable to Managing Member	95,235	97,225
Total Liabilities	$286,609	$331,774
MEMBERS' EQUITY:
Common shares, net of redemptions; 7,500,000 shares authorized; 4,439,583 and 4,439,583 shares issued and 3,847,720 and 3,847,720 outstanding on December 31, 2024 and September 30, 2024 respectively	38,506,209	38,506,209
Retained Earnings (Accumulated Deficit)	(13,704,085)	(12,611,637)
Total Members' Equity	24,802,124	25,894,572
TOTAL LIABILITIES AND MEMBERS' EQUITY	$25,088,733	$26,226,346
NET ASSET VALUE PER SHARE, on 3,847,720 and 3,847,720 shares outstanding for the periods ended December 31, 2024 and September 30, 2024, respectively	$6.45	$6.73

[1] Estimated Balance Sheets as of December 31, 2024, and September 30, 2024.

On January 7, 2025, the Company announced that its NAV as of December 31, 2024 is $6.45 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about March 31, 2025 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. The price per share for the first quarter of 2025 is $6.45.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. At the end of each fiscal quarter, employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments, including related liabilities, based upon any of (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4) estimated accruals of the Company’s operating revenues and expenses. The Manager may, in its sole discretion, engage one or more independent valuation experts with expertise in appraising real estate and real estate-related assets to provide annual valuations of some or all of the Company’s assets to facilitate the Administrator’s calculation of the Company’s NAV.

The Manager will deliver such valuations to SS&C Technologies, Inc. or any successor thereto (such party, the “Administrator”), which will utilize the valuations provided by the Manager to calculate the Company’s NAV and NAV Per Share.

The valuations of the Company’s assets underlying the calculation of the Company’s NAV Per Share are subject to a number of judgments and assumptions that may not prove to be accurate. Additionally, although the Administrator will calculate the Company’s NAV Per Share on a quarterly basis, the Company’s NAV Per Share may fluctuate more frequently, so that the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect the precise amount that payable for the Shares in a market transaction. Finally, the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect all material events or conditions affecting the value of the Company’s assets to the extent that such events or conditions are not known or that their effects are not readily quantifiable.

Beginning on January 1, 2025, the per share price of our Common Shares for all purposes under the Company’s governing documents will be $6.45 per share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2025, unless updated by us prior to that time. Redemptions, if any, of Common Shares during the first quarter of 2025 shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended December 31, 2024, we did not redeem any common shares pursuant to our share redemption plan.

Effective August 8, 2024, our Manager determined to indefinitely suspend the share redemption plan of the Company, in accordance with the terms of the Operating Agreement and in connection with the liquidation of the Company’s investments and the wind down of the Company.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from March 31, 2022 to December 31, 2024.

Date	NAV Per Share
March 31, 2022	$9.77
June 30, 2022	$9.76
September 30, 2022	$9.98
December 31, 2022	$9.82 *
March 31, 2023	$9.90
June 30, 2023	$9.93
September 30, 2023	$9.82
December 31, 2023	$9.39
March 31, 2024	$8.38
June 30, 2024	$6.72
September 30, 2024	$6.73
December 31, 2024	$6.45

* This figure has been adjusted from the amount initially reported in the Company's Form 1-U filing dated December 27, 2022 as a result of a review of accounting procedures.

Real Estate Performance

The improvement in investor sentiment and activity has continued to make progress throughout the fourth quarter. A number of influential investment firms, including the likes of Blackstone & KKR, have accelerated the deployment of capital into real estate and continue to state that they expect those trends to continue through 2025. The conclusion of the election has been viewed bullishly by the market as the new administration is considered pro-business and pro-real estate. While it is yet to be seen what key legislative priorities the new administration will focus on, the market is clearly making the bet that animal spirits are back, and it is risk-on. With all of that said, the interest rate environment has weighed heavily on investor sentiment. With the yield curve steepening and the 10-year bond north of 4.5%, investment activity is going to be muted as deciphering where the market goes is challenging. We believe that many owners have secured sufficient runway through 2025 to navigate toward a more favorable capital markets environment. However, for some, this runway may eventually run out, forcing transactions. If interest rates remain elevated, the resulting outcomes could be challenging.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS RE RAF I LLC

By:	YieldStreet Management LLC
Its:	Manager

By:	/s/ Ivor Wolk
Name:	Ivor Wolk
Title:	General Counsel

Date:             January 7, 2025